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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  FEMRX, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  314463 10 0
                                 (CUSIP NUMBER)

                            PHILIP P. CROWLEY, ESQ.
                            ET/FM ACQUISITION CORP.
                             C/O JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (732) 524-2451

                                 WITH A COPY TO

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                OCTOBER 3, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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
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  CUSIP NO. 314463 10 0
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

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            Names of Reporting Persons
     1      Identification Nos. of Above Persons (entities only)
            ET/FM ACQUISITION CORP. (APPLIED FOR)
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            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC Use Only
     3
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            Source of Funds (See Instructions)
     4
            AF
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            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                             [ ]

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            Citizenship or Place of Organization
     6
            DELAWARE
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                                                     Sole Voting power
                                              7
                                                     5,414,858* (COMMON STOCK)
               Number of                 -----------------------------------------------------------------
                 Shares                              Shared Voting Power
              Beneficially                    8
             Owned by Each               -----------------------------------------------------------------
               Reporting                             Sole Dispositive Power
              Person with                     9
                                                     5,414,858* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
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            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            5,414,858* (COMMON STOCK)
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            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)                                                          [ ]

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            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 59.1% OF THE SHARES OUTSTANDING AS OF SEPTEMBER 30, 1998**
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            Type of Reporting Person (See Instructions)
    14
            CO
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

 * See Note on next page.
** See Note on page 4.

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
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  CUSIP NO. 314463 10 0
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

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            Names of Reporting Persons (entities only)
     1      Identification No. of above Persons
            JOHNSON & JOHNSON (22-1024240)
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            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC Use Only
     3
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            Source of Funds (See Instructions)
     4
            WC
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            Check if Disclosure of Legal Proceedings is Required
     5       Pursuant to Items 2(d) or 2(e)                                                            [ ]
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            Citizenship or Place of Organization
     6
            NEW JERSEY
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                                                     Sole Voting Power
                                              7
               Number of                             5,414,858* (COMMON STOCK)
                 Shares                  -----------------------------------------------------------------
              Beneficially                           Shared Voting Power
                Owned by                      8
                  Each                   -----------------------------------------------------------------
               Reporting                             Sole Dispositive Power
                 Person                       9
                  With                               5,414,858* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
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            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            5,414,858* (COMMON STOCK)
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            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)  [ ]
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            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 59.1% OF THE SHARES OUTSTANDING AS OF SEPTEMBER 30, 1998**
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            Type of Reporting Person (See Instructions)
    14
            CO
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

 * On October 3, 1998, Johnson & Johnson ("Parent") and ET/FM Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain stockholders (the "Stockholders") of FemRx, Inc., who beneficially own 5,414,858 Shares in the aggregate, including 235,000 Shares issuable upon the exercise of options, or approximately 59.1% of the Shares outstanding as of September 30, 1998. Under the Stockholder Agreements, the

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   Stockholders have agreed with Parent and the Purchaser to tender to the
   Purchaser, pursuant to the Offer (as defined below), or sell to the Purchaser immediately following the Offer, in each case, at a price of $2.35 per Share, all the Shares owned by the Stockholders. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreements. The Purchaser's right to purchase the Shares subject to the Stockholder Agreements is reflected in Rows 7, 9 and 11 of each of the tables above. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must purchase the Shares subject to the Stockholder Agreements immediately following the Offer (unless all the Shares subject to the Stockholder Agreements have been tendered by the Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreements, each Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements against any transaction with a third party other than the transactions contemplated by the Offer and the Merger (as defined in the Offer to Purchase). The Stockholder Agreements are described more fully in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase dated October 9, 1998 (the "Offer to Purchase"), filed as Exhibit (1) hereto.

** Based on a representation of FemRx, Inc. in the Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and FemRx, Inc.

ITEM 1.  SECURITY AND ISSUER.

     (a) This Schedule 13D relates to Common Stock, par value $.001 per share, of FemRx, Inc. (the "Shares").

     (b) The issuer is FemRx, Inc., a Delaware corporation.

     (c) The address of the issuer's principal executive office is 1221 Innsbruck Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a Delaware corporation, and Parent, a New Jersey corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (d) and (e) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

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     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)   Offer to Purchase.
(2)   Text of Joint Press Release dated October 5, 1998, issued by
      Parent and FemRx, Inc.
(3) Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and FemRx, Inc.
(4)   Stockholder Agreements dated as of October 3, 1998, among
      Parent, the Purchaser and certain stockholders of FemRx, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 1998

                                          JOHNSON & JOHNSON

                                          By: /s/ JAMES LENEHAN
                                            ------------------------------------
                                            Name:  James Lenehan
                                            Title: Member, Executive Committee

                                          ET/FM ACQUISITION CORP.

                                          By: /s/ PHILIP P. CROWLEY
                                            ------------------------------------
                                            Name:  Philip P. Crowley
                                            Title: Vice President

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
EXHIBIT NO.                             DOCUMENT
-----------                             --------
    (1)       Offer to Purchase.

    (2)       Text of Joint Press Release dated October 5, 1998, issued by
              Parent and FemRx, Inc.
    (3) Agreement and Plan of Merger dated as of October 3, 1998, among Parent, the Purchaser and FemRx, Inc.
    (4)       Stockholder Agreements dated as of October 3, 1998, among
              Parent, the Purchaser and certain stockholders of FemRx, Inc.

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